Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2018 UNAUDITED FINANCIAL RESULTS

BEIJING, November 5, 2018 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter Highlights

•	Total revenues[1] were US$460 million[2], down 11% year-over-year and 5% quarter-over-quarter.

•	Brand advertising revenues were US$57 million, down 24% year-over-year and 7% quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$255 million, up 13% year-over-year and down 6% quarter-over-quarter.

•	Online game revenues were US$96 million, down 28% year-over-year and up 2% quarter-over-quarter.

•	Non-GAAP net loss attributable to Sohu.com Limited was US$32 million, compared with a net loss of US$93 million in the third quarter of 2017.

•	Operating loss for Sohu Video was US$27 million, compared with loss of US$60 million in the third quarter 2017.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “For the third quarter, while our total revenues were largely in-line with prior guidance, the bottom line performance, excluding non-operating items, came in better than we expected, mainly driven by the cost savings of Sohu Video and solid results of our online game business. For Sohu Media Portal, we focused our efforts on upgrading the content as well as optimizing our recommendation engine algorithms. Our key mobile apps gained momentum in terms of DAU and time spent by users. For Sohu Video, we remained on track to reduce content costs while develop new original programs, which tend to generate better ROI. This helped us narrow the segment’s loss by more than 50% year-over-year. Sogou continuously integrated more innovative AI features into its search and mobile keyboard products, strengthening its market competiveness. Lastly, Changyou comfortably beat expectations on both revenues and profit, supported by the healthy performance of its TLBB PC and mobile games.”

Third Quarter Financial Results

Revenues

Total revenues for the third quarter of 2018 were US$460 million, down 11% year-over-year and 5% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the third quarter of 2018 were US$312 million, up 4% year-over-year and down 6% quarter-over-quarter.

Brand advertising revenues for the third quarter of 2018 totaled US$57 million, down 24% year-over-year and 7% quarter-over-quarter. The decrease was mainly due to decreases in portal and video advertising revenues.

Search and search-related advertising revenues for the third quarter of 2018 were US$255 million, up 13% year-over-year and down 6% quarter-over-quarter. In the third quarter of 2018, while mobile search traffic and monetization maintained growth, the search advertising business was adversely affected by a one-off 10-day suspension of a portion of Sogou’s advertising services implemented to ensure compliance with government regulations.

Online game revenues for the third quarter of 2018 were US$96 million, down 28% year-over-year and up 2% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of Changyou’s older games, including Legacy TLBB Mobile.

[1]

The Company has adopted ASU No. 2014-09, ‘‘Revenue from Contracts with Customers” beginning January 1, 2018. The only major impact of the standard is that revenues and expenses related to advertising barter transactions will be recognized beginning January 1, 2018. The impact for the third quarter of 2018 was approximately US$7 million for both revenues and cost of revenues and expenses, most of which were generated from Sogou.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2018 had been the same as it was in the third quarter of 2017, or RMB6.67=US$1.00, US$ total revenues in the third quarter of 2018 would have been US$469 million, or US$9 million more than GAAP total revenues, and down 9% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Gross Margin

Both GAAP and non-GAAP4 gross margin for the third quarter of 2018 was 43%, compared with 49% in the third quarter of 2017 and 44% in the second quarter of 2018.

Both GAAP and non-GAAP gross margin for the online advertising business for the third quarter of 2018 was 32%, compared with 36% in the third quarter of 2017 and 35% in the second quarter of 2018.

Both GAAP and non-GAAP gross margin for the brand advertising business in the third quarter of 2018 was 23%, compared with negative 1% in the third quarter of 2017 and 23% in the second quarter of 2018. The year-over-year increase was mainly due to decreased video content cost.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the third quarter of 2018 was 34%, compared with 49% in the third quarter of 2017 and 38% in the second quarter of 2018. The year-over-year decrease primarily resulted from traffic acquisition cost outgrowing revenues and the one-time adverse impact. The quarter-over-quarter decrease was primarily due to the one-time adverse impact.

Both GAAP and non-GAAP gross margin for online games business in the third quarter of 2018 was 84%, compared with 87% in the third quarter of 2017 and 85% in the second quarter of 2018.

Operating Expenses

For the third quarter of 2018, GAAP operating expenses totaled US$248 million, down 26% year-over-year and up 2% quarter-over-quarter. Non-GAAP operating expenses were US$247 million, down 25% year-over-year and up 2% quarter-over-quarter. The year-over-year decrease was mainly due to Changyou having recognized a one-off impairment charge of US$87 million in relation to the MoboTap business in the third quarter of 2017.

Operating Loss

GAAP operating loss for the third quarter of 2018 was US$49 million, compared with an operating loss of US$81 million in the third quarter of 2017 and an operating loss of US$32 million in the second quarter of 2018.

Non-GAAP operating loss for the third quarter of 2018 was US$47 million, compared with an operating loss of US$75 million in the third quarter of 2017 and an operating loss of US$31 million in the second quarter of 2018.

Other Income

Other income for the third quarter of 2018 was US$29 million, compared with other expense of US$5 million in the third quarter of 2017 and other income of US$10 million in the second quarter of 2018. The change was mainly attributable to other income of US$24 million from Sogou. In the third quarter of 2018, upon the adoption of a new accounting standard, Sogou recognized a US$18 million gain from one of its equity investments.

Income Tax Expense

GAAP income tax benefit was US$13 million for the third quarter of 2018, compared with income tax expense of US$16 million in the third quarter of 2017 and income tax expense of US$6 million in the second quarter of 2018. Non-GAAP income tax benefit was US$12 million for the third quarter of 2018, compared with income tax expense of US$16 million in the third quarter of 2017 and income tax expense of US$6 million in the second quarter of 2018. The income tax benefit in the third quarter of 2018 was mainly due to recognition of a tax benefit for preferential tax rates enjoyed by some of Changyou’s subsidiaries upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

[4]

Non-GAAP results exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividends and deemed dividends to non-controlling preferred shareholders of Sogou, and a one-time income tax expense, offset by a one-time reduction in liability for deferred U.S. income tax, as a result of the U.S. Tax Reform. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Net Income/(Loss)

Before deducting the share of net income pertaining to non-controlling interest, GAAP net loss for the third quarter of 2018 was US$0.4 million, compared with a net loss of US$102 million in the third quarter of 2017 and net loss of US$15 million in the second quarter of 2018. Before deducting the share of net income pertaining to non-controlling interest, non-GAAP net income for the third quarter of 2018 was US$5 million, compared with a net loss of US$90 million in the third quarter of 2017 and net loss of US$14 million in the second quarter of 2018.

GAAP net loss5 attributable to Sohu.com Limited for the third quarter of 2018 was US$35 million, or a loss of US$0.89 per fully-diluted ADS, compared with a net loss of US$104 million in the third quarter of 2017 and a net loss of US$48 million in the second quarter of 2018. Non-GAAP net loss attributable to Sohu.com Limited for the third quarter of 2018 was US$32 million, or a loss of US$0.81 per fully-diluted ADS, compared with a net loss of US$93 million in the third quarter of 2017 and a net loss of US$49 million in the second quarter of 2018.

Liquidity

As of September 30, 2018, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.88 billion, compared with US$2.12 billion as of December 31, 2017.

Business Outlook

For the fourth quarter of 2018, Sohu estimates:

•	Total revenues to be between US$465 million and US$495 million.

•	Brand advertising revenues to be between US$55 million and US$60 million; this implies an annual decrease of 16% to 23% and a sequential decrease of 3% to a sequential increase of 5%.

•	Sogou revenues to be between US$292 million and US$307 million; this implies an annual increase of 5% to 11% and a sequential increase of 6% to 11%.

•	Online game revenues to be between US$85 million and US$95 million; this implies an annual decrease of 13% to 22% and a sequential decrease of 1% to 11%.

•

Before deducting the share of non-GAAP net income pertaining to non-controlling interest, non-GAAP net loss to be between US$23 million and US$33 million. Assuming no new grants of share-based awards and that the market price of our shares is unchanged, we estimate that compensation expense relating to share-based awards will be around US$3 million. Including the impact of these share-based awards, GAAP net loss before non-controlling interest to be between US$26 million and US$36 million.

•

Non-GAAP net loss attributable to Sohu.com Limited to be between US$45 million and US$55 million, and non-GAAP loss per fully-diluted ADS to be between US$1.15 and US$1.40. Including the impact of the aforementioned share-based awards, and netting off approximately US$2 million of Sohu’s economic interests in Changyou and Sogou, GAAP net loss attributable to Sohu.com Limited to be between US$46 million and US$56 million, and GAAP loss per fully-diluted ADS to be between US$1.20 and US$1.45.

For the fourth quarter 2018 guidance, the Company has adopted a presumed exchange rate of RMB7.00=US$1.00, as compared with the actual exchange rate of approximately RMB6.61=US$1.00 for the fourth quarter of 2017, and RMB6.80=US$1.00 for the third quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and a one-time income tax expense, offset by a one-time reduction in liability for deferred U.S. income tax, as a result of the U.S. Tax Reform. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

[5]

Excluding the impact of Changyou’s tax benefit on the 2018 third quarter results, GAAP and non-GAAP net loss attributable to Sohu.com Limited would have been US$51 million and US$47 million, respectively.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and net one-time tax expense as a result of the U.S. Tax Reform from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend and deemed dividend to non-controlling preferred shareholders, and net one-time tax expense as a result of the U.S. Tax Reform cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the net one-time tax expense as a result of U.S. Tax Reform.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; Sohu’s current and projected future losses due to increased spending by Sohu for video content; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. Tax Reform. Further information regarding these and other risks is included in Sohu’s annual report on Form 10-K for the year ended December 31, 2017, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, November 5, 2018 (9:30 p.m. Beijing/Hong Kong time, November 5, 2018) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on November 5 through November 12, 2018. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	9646667

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and leading online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-second year of operation.

For investor and media inquiries, please contact:

In China:

Mr. Eric Yuan

Sohu.com Limited

Tel:	+86 (10) 6272-6593
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
Revenues:
Online advertising
Brand advertising	$56,958	$61,511	$74,832
Search and search-related advertising	255,130	270,359	225,363

Subtotal	312,088	331,870	300,195

Online games	95,971	94,250	132,427
Others	51,763	59,894	83,439

Total revenues	459,822	486,014	516,061

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $-14, $-2, and $278, respectively)	44,059	47,319	75,733
Search and search-related (includes stock-based compensation expense of $235, $263, and $0, respectively)	167,664	168,126	115,422

Subtotal	211,723	215,445	191,155

Online games (includes stock-based compensation expense of $-3, $-23, and $4, respectively)	14,902	14,461	17,560
Others	33,716	44,346	53,679

Total cost of revenues	260,341	274,252	262,394

Gross profit	199,481	211,762	253,667

Operating expenses:
Product development (includes stock-based compensation expense of $2,362, $2,136, and $2,247, respectively)	107,164	113,843	105,162
Sales and marketing (includes stock-based compensation expense of $201, $77, and $344, respectively)	106,056	102,138	111,935
General and administrative (includes stock-based compensation expense of $-1,062, $-1,260, and $3,682, respectively)	35,078	27,982	31,038
Goodwill impairment and impairment of intangibles via acquisitions of businesses	—	—	86,882

Total operating expenses	248,298	243,963	335,017

Operating loss	(48,817)	(32,201)	(81,350)

Other income/(expense)	28,822	9,991	(5,068)
Interest income	4,658	5,156	6,497
Interest expense	(6,174)	(3,004)	(1,141)
Exchange difference	7,970	10,774	(5,032)

Loss before income tax expense	(13,541)	(9,284)	(86,094)

Income tax expense /(benefit)	(13,145)	5,891	15,927

Net loss	(396)	(15,175)	(102,021)

Less: Net income attributable to the noncontrolling interest shareholders	33,870	32,463	1,939

Net loss attributable to Sohu.com Limited	(34,266)	(47,638)	(103,960)

Basic net loss per ADS attributable to Sohu.com Limited	$(0.88)	$(1.22)	$(2.67)

ADSs used in computing basic net loss per ADS attributable to Sohu.com Limited	38,936	38,927	38,877

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.89)	$(1.23)	$(2.67)

ADSs used in computing diluted net loss per ADS attributable to Sohu.com Limited	38,936	38,927	38,877

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$833,247	$1,366,115
Restricted cash	7,298	1,908
Short-term investments	1,148,711	818,934
Accounts receivable, net	236,958	250,468
Prepaid and other current assets	200,972	192,676

Total current assets	2,427,186	2,630,101

Long-term investments	106,201	90,145
Fixed assets, net	499,007	529,717
Goodwill	69,595	71,565
Intangible assets, net	25,634	23,060
Restricted time deposits	269	271
Prepaid non-current assets	3,414	4,211
Other assets	33,294	40,169

Total assets	$3,164,600	$3,389,239

LIABILITIES
Current liabilities:
Accounts payable	$339,141	$288,394
Accrued liabilities	310,611	343,106
Receipts in advance and deferred revenue	135,655	127,758
Accrued salary and benefits	99,999	102,087
Taxes payable	80,000	96,541
Short-term bank loans	100,302	61,216
Other short-term liabilities	133,008	136,300

Total current liabilities	$1,198,716	$1,155,402

Long-term accounts payable	1,099	1,157
Long-term bank loans	117,746	122,433
Long-term tax liabilities	333,753	293,010

Total long-term liabilities	$452,598	$416,600

Total liabilities	$1,651,314	$1,572,002

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	571,955	750,634
Noncontrolling Interest	941,331	1,066,603

Total shareholders’ equity	$1,513,286	$1,817,237

Total liabilities and shareholders’ equity	$3,164,600	$3,389,239

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2018					Three Months Ended Jun. 30, 2018					Three Months Ended Sep. 30, 2017
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(14)	(a	)			(2)	(a	)			278	(a	)

Brand advertising gross profit	$12,899	$(14)			$12,885	$14,192	$(2)			$14,190	$(901)	$278			$(623)

Brand advertising gross margin	23%				23%	23%				23%	-1%				-1%

		235	(a	)			263	(a	)			—	(a	)

Search and search-related advertising gross profit	$87,466	$235			$87,701	$102,233	$263			$102,496	$109,941	$—			$109,941

Search and search-related advertising gross margin	34%				34%	38%				38%	49%				49%

		221	(a	)			261	(a	)			278	(a	)

Online advertising gross profit	$100,365	$221			$100,586	$116,425	$261			$116,686	$109,040	$278			$109,318

Online advertising gross margin	32%				32%	35%				35%	36%				36%

		(3)	(a	)			(23)	(a	)			4	(a	)

Online games gross profit	$81,069	$(3)			$81,066	$79,789	$(23)			$79,766	$114,867	$4			$114,871

Online games gross margin	84%				84%	85%				85%	87%				87%

Others gross profit	$18,047	$—	(a	)	$18,047	$15,548	$—	(a	)	$15,548	$29,760	$—	(a	)	$29,760

Others gross margin	35%				35%	26%				26%	36%				36%

		218	(a	)			238	(a	)			282	(a	)

Gross profit	$199,481	$218			$199,699	$211,762	$238			$212,000	$253,667	$282			$253,949

Gross margin	43%				43%	44%				44%	49%				49%

Operating expenses	$248,298	$(1,501)	(a	)	$246,797	$243,963	$(953)	(a	)	$243,010	$335,017	$(6,273)	(a	)	$328,744

		1,719	(a	)			1,191	(a	)			6,555	(a	)

Operating loss	$(48,817)	$1,719			$(47,098)	$(32,201)	$1,191			$(31,010)	$(81,350)	$6,555			$(74,795)

Operating margin	-11%				-10%	-7%				-6%	-16%				-14%

Income tax benefit/(expense)	$13,145	$(1,286)			$11,859	$(5,891)	$165			$(5,726)	$(15,927)	$—	(a	)	$(15,927)

		1,719	(a	)			1,191	(a	)			12,309	(a	)
		3,861	(c	)			(494)	(c	)			—

Net (loss)/income before non-controlling interest	$(396)	$5,580			$5,184	$(15,175)	$697			$(14,478)	$(102,021)	$12,309			$(89,712)

		1,719	(a	)			1,191	(a	)			6,555	(a	)
		(2,571)	(b	)			(1,976)	(b	)			(1,017)	(b	)
		3,861	(c	)			(494)	(c	)			—
		—					—					5,754	(d	)

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(34,685)	$3,009			(31,676)	$(47,965)	$(1,279)			(49,244)	$(103,960)	$11,292			$(92,668)

Diluted net loss per ADS attributable to Sohu.com Limited	$(0.89)				(0.81)	$(1.23)				(1.27)	$(2.67)				$(2.38)

ADSs used in computing diluted net loss per ADS attributable to Sohu.com Limited	38,936				38,936	38,927				38,927	38,877				38,877

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for an impairment loss from available-for-sale securities of an investee that is unrelated to the Company’s current business operations.